UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

Lexicon Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

528872302

(CUSIP Number)

Anne Goffard

Westend S.A.

44, Rue De La Vallée

L-2661 Luxembourg

Luxembourg

(+352) 22.42.59-1

Copies to:

Kenneth B. Wallach, Esq.

Hui Lin, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,402,689
	(8)	Shared Voting Power 2,278,056
	(9)	Sole Dispositive Power 35,402,689
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 37,680,745
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 35.6%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Advisors, L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 35,402,689
	(8)	Shared Voting Power 2,278,056
	(9)	Sole Dispositive Power 35,402,689
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 37,680,745
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 35.6%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Public Equities, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,278,056
	(9)	Sole Dispositive Power 2,278,056
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,278,056
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 2.2%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus Public Equities Advisors, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 2,278,056
	(9)	Sole Dispositive Power 2,278,056
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,278,056
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 2.2%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal International S.C.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 59,002,706
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 59,002,706
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 59,002,706
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 55.8%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal International Management S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 59,002,706
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 59,002,706
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 59,002,706
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 55.8%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Artal Group S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 59,002,706
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 59,002,706
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 59,002,706
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 55.8%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Westend S.A.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 59,002,706
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 59,002,706
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 59,002,706
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 55.8%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Stichting Administratiekantoor Westend
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 59,002,706
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 59,002,706
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 59,002,706
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 55.8%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Mr. Pascal Minne
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 59,002,706
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 59,002,706
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 59,002,706
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 55.8%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Invus C.V.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,321,214
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,321,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,321,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.1%*
(14)	Type of Reporting Person (See Instructions) PN

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Ulys, L.LC.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,321,214
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,321,214
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,321,214
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.1%*
(14)	Type of Reporting Person (See Instructions) OO

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

(1)	Names of Reporting Persons. Mr. Raymond Debbane
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 4,356,256
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 4,356,256
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,356,256
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 4.1%*
(14)	Type of Reporting Person (See Instructions) IN

*	Based on 105,831,868 shares of Issuer Common Stock outstanding as of April 30, 2018, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer on May 3, 2018.

CUSIP No. 528872302

This Amendment No. 13 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.001 par value per share (the “Issuer Common Stock”), of Lexicon Pharmaceuticals, Inc., a Delaware corporation (the “Issuer” or “Lexicon”), initially filed on June 27, 2007, as amended by Amendment No. 1 thereto filed on August 24, 2007, Amendment No. 2 thereto filed on August 29, 2007, Amendment No. 3 thereto filed on October 8, 2009, Amendment No. 4 thereto filed on October 15, 2009, Amendment No. 5 thereto filed on March 19, 2010, Amendment No. 6 thereto filed on August 15, 2011, Amendment No. 7 thereto filed on November 14, 2011, Amendment No. 8 thereto filed on December 27, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on April 10, 2012, Amendment No. 11 thereto filed on October 26, 2012 and Amendment No. 12 thereto filed on November 26, 2014 (as so amended, the “Statement”). All capitalized terms not otherwise defined herein have the meaning assigned to them in the Statement.

Item 2. Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety as follows:

This statement is being filed jointly by Invus, L.P., a Bermuda limited partnership, Invus Advisors, L.L.C., a Delaware limited liability company, Invus Public Equities, L.P., a Bermuda limited partnership, Invus Public Equities Advisors, LLC, a Delaware limited liability company, Invus C.V., a Netherlands limited partnership, Ulys, L.L.C., a Delaware limited liability company, Mr. Raymond Debbane, a citizen of Panama, Artal International S.C.A., a Luxembourg limited partnership, Artal International Management S.A., a Luxembourg société anonyme, Artal Group S.A., a Luxembourg société anonyme, Westend S.A., a Luxembourg société anonyme (“Westend”), Stichting Administratiekantoor Westend, a Netherlands foundation (the “Stichting”), and Mr. Pascal Minne, a citizen of Belgium (collectively, the “Invus Parties”).

The address of the principal place of business and principal office of Invus, L.P., Invus Public Equities, L.P., Invus C.V., Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C. is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. The business address for Mr. Debbane is c/o The Invus Group, LLC, 750 Lexington Avenue, 30th Floor, New York, NY 10022. The address of the principal place of business and principal office of Artal International S.C.A., Artal International Management S.A., Artal Group S.A. and Westend is 44, Rue De La Vallée, L-2661, Luxembourg, Luxembourg. The address of the principal place of business and principal office of the Stichting is Ijsselburcht 3, NL-6825 BS Arnhem, The Netherlands. The business address for Mr. Minne is Rue de l’Industrie 44, B-1040 Bruxelles, Belgium.

Invus, L.P., Invus Public Equities, L.P. and Invus C.V., which are controlled by Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C., respectively, are principally engaged in the business of investing in securities. Invus Advisors, L.L.C. and Invus Public Equities Advisors, LLC, which are controlled by Artal International S.C.A., are principally engaged in the business of serving as the general partners of Invus, L.P. and Invus Public Equities, L.P., respectively. Ulys, L.L.C. is principally engaged in the business of serving as the general partner of Invus C.V. Mr. Debbane is the sole member of Ulys, L.L.C., and his present occupation is serving as President of The Invus Group, LLC and Chief Executive Officer of Artal Group S.A. Mr. Debbane is also Chairman of the board of directors of the Issuer and Chairman of the board of directors of Weight Watchers International, Inc. Artal International S.C.A., a wholly owned subsidiary of Artal Group S.A., is principally engaged in the business of owning its subsidiaries. Artal International Management S.A., a wholly owned subsidiary of Artal Group S.A, is principally engaged in the business of managing Artal International S.C.A. Artal Group S.A., a wholly owned subsidiary of Westend, is principally engaged in the business of owning Artal International Management S.A., and Artal International S.C.A. and its subsidiaries. Westend, a wholly owned subsidiary of the Stichting, is principally engaged in the business of owning Artal Group S.A. and its subsidiaries. The Stichting is principally engaged in the business of owning Westend and its subsidiaries. Mr. Minne is the sole member of the board of the Stichting, and his present principal occupation is as a director of Petercam Services, a subsidiary of Bank Degroof Petercam.

The name, business address, citizenship and present principal occupation or employment of each executive officer of Invus Advisors, L.L.C., Invus Public Equities Advisors, LLC and Ulys, L.L.C. and the name and principal business and address of any organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

The director of Artal International Management S.A. is Ms. Audrey Le Pit, the managing directors of Artal International Management S.A. are Mr. Debbane and Mrs. Anne Goffard, and the managing partner of Artal International S.C.A. is Artal International Management S.A. Ms. Le Pit is a citizen of France; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A. The information for Mr. Debbane is provided above. Mrs. Goffard is a citizen of Belgium; her present principal occupation is as an employee of Artal International S.C.A.; and her business address is the same as for Artal International S.C.A.

CUSIP No. 528872302

The directors of Artal Group S.A. are Mr. Eric Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Jean Frederic Andersen, Mr. Debbane (Managing Director), Mr. Eric Jolly, Mr. Olivier Rolin-Jacquemyns, Mr. Amaury Wittouck and Mr. Minne. Mr. Eric Wittouck is a citizen of Belgium, and his present principal occupation is as the Chairman of the board of Artal Group S.A. Mr. Ahlborn is a citizen of Luxembourg; and his present principal occupation is as the chief executive officer of Banque de Luxembourg S.A.; and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. Andersen is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Jolly is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. Mr. Rolin-Jacquemyns is a citizen of Belgium; and his present principal occupation is as a director of Artal Group S.A. Mr. Amaury Wittouck is a citizen of Belgium, and his present principal occupation is as a director of Artal Group S.A. The information for Mr. Debbane and Mr. Minne is provided above. Unless otherwise noted above, the business address of each of the directors of Artal Group S.A. is the same as for Artal Group S.A.

The directors of Westend S.A. are Mrs. Goffard (Managing Director), Mr. Minne and Mr. Denis Pittet. The information for Mrs. Goffard and Mr. Minne is provided above. Mr. Pittet is a citizen of Switzerland; and his present principal occupation is as an employee in financial services at Lombard Odier Darier Hentsch & Cie; and his business address is Rue de la Corraterie, 11 1204 Geneva, Switzerland.

During the last five years, none of the Invus Parties or, to the knowledge of the Invus Parties, any of the individuals named in Schedule I, hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and supplemented by inserting the following new paragraph after the last paragraph thereof:

Beginning on May 25, 2018, Invus Public Equities, L.P. used available funds to purchase shares of Issuer Common Stock.

Item 5. Interest in Securities of the Issuer

Item 5(a), Item 5(b) and Item 5(c) of the Statement is each hereby amended and restated in its entirety as follows:

(a)-(b) As of June 1, 2018, Invus Public Equities, L.P. was the record and beneficial owner of 2,278,056 shares of Issuer Common Stock, representing approximately 2.2% of the outstanding shares of Issuer Common Stock. Invus Public Equities Advisors, LLC, as the general partner of Invus Public Equities, L.P., controls Invus Public Equities, L.P. and accordingly may be deemed to beneficially own the shares of Issuer Common Stock held by Invus Public Equities, L.P. Invus Public Equities Advisors, LLC disclaims such beneficial ownership.

As of June 1, 2018, Invus, L.P. was the record owner of 35,402,689 shares of Issuer Common Stock and the beneficial owner of 37,680,745 shares of Issuer Common Stock, representing approximately 33.5% and approximately 35.6% of the outstanding shares of Issuer Common Stock, respectively. Invus Advisors, L.L.C., as the general partner of Invus, L.P., controls Invus, L.P. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus, L.P. Invus Advisors, L.L.C. disclaims such beneficial ownership.

As of June 1, 2018, Artal International S.C.A. was the record owner of 21,321,961 shares of Issuer Common Stock and the beneficial owner of 59,002,706 shares of Issuer Common Stock, representing approximately 20.2% and approximately 55.8% of the outstanding shares of Issuer Common Stock, respectively. Artal International S.C.A., as the managing member of each of Invus Public Equities Advisors, LLC and Invus Advisors, L.L.C., controls each of these two entities and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock they may be deemed to beneficially own. Artal International Management S.A., as the managing partner of Artal International S.C.A., controls Artal International S.C.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International S.C.A. may be deemed to beneficially own. Artal Group S.A., as the sole stockholder of Artal International Management S.A., controls Artal International Management S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal International Management S.A. may be deemed to beneficially own. Westend, as the sole stockholder of Artal Group S.A., controls Artal Group S.A. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Artal Group S.A. may be deemed to beneficially own. The Stichting, as the sole stockholder of Westend, controls Westend and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Westend may be deemed to beneficially own. Mr. Minne, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Stichting may be deemed to beneficially own. Each of Artal International S.C.A., Artal International Management S.A., Artal Group S.A., Westend, The Stichting and Mr. Minne disclaims such beneficial ownership.

CUSIP No. 528872302

As of June 1, 2018, Invus C.V. was the record and beneficial owner of 4,321,214 shares of Issuer Common Stock, representing approximately 4.1% of the outstanding shares of Issuer Common Stock.

Ulys, L.L.C., as the general partner of Invus C.V., controls Invus C.V. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock held by Invus C.V. Ulys, L.L.C. disclaims such beneficial ownership. As the sole member of Ulys, L.L.C., Mr. Raymond Debbane controls Ulys, L.L.C. and, accordingly, may be deemed to beneficially own the shares of Issuer Common Stock that Ulys, L.L.C. may be deemed to beneficially own. Mr. Debbane disclaims such beneficial ownership.

As of June 1, 2018, Mr. Debbane individually beneficially owns 12,902 shares of Issuer Common Stock and 22,140 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of June 1, 2018.

As of June 1, 2018, collectively, the Reporting Persons beneficially owned 63,358,962 shares of Issuer Common Stock, representing approximately 59.9% of the outstanding shares of Issuer Common Stock.

Except for Messrs. Amouyal, Debbane, Guimarães, Minne and Sobecki, none of the individuals listed in Item 2 or Schedule I of the Statement beneficially owns any shares of Issuer Common Stock. Mr. Amouyal beneficially owns 12,902 shares of Issuer Common Stock and 22,140 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of June 1, 2018. Mr. Guimarães beneficially owns 714 shares of Issuer Common Stock. Mr. Sobecki beneficially owns 13,044 shares of Issuer Common Stock and 22,140 shares of Issuer Common Stock issuable pursuant to options that are exercisable within 60 days of June 1, 2018. For each of Messrs. Amouyal, Guimarães and Sobecki, shares of Issuer Common Stock beneficially owned by them represent less than 1% of the number of outstanding shares of Issuer Common Stock.

(c) Except as set forth below or as otherwise described in the Statement, there have been no transactions in shares of Issuer Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement in the past 60 days. On April 27, 2018, each of Messrs. Amouyal, Debbane and Sobecki received a grant of 2,564 shares of Issuer Common Stock as compensation for his service as a member of the Issuer’s board of directors.

The following table sets forth all transactions in shares of Issuer Common Stock by the Reporting Persons in the past 60 days. All prices per share exclude commissions. All transactions were open market brokered transactions.

Type of Transaction	Date of Transaction	Total Shares Purchased	Average Price Per Share
Purchase	May 25, 2018	138,700	$9.6249
Purchase	May 29, 2018	147,339	$9.8441
Purchase	May 30, 2018	147,339	$10.3233
Purchase	May 31, 2018	147,339	$11.6198
Purchase	June 1, 2018	147,339	$12.2170

CUSIP No. 528872302

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

INVUS, L.P.

By: INVUS ADVISORS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES, L.P.

By: INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ARTAL INTERNATIONAL S.C.A.

By: ARTAL INTERNATIONAL MANAGEMENT S.A., its general partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

CUSIP No. 528872302

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Pascal Minne
Title:	Sole Member of the Board

PASCAL MINNE

By:	/s/ Pascal Minne

INVUS C.V.

By: ULYS, L.L.C., its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

RAYMOND DEBBANE

By:	/s/ Raymond Debbane

Dated:	June 1, 2018

SCHEDULE I

The name, citizenship and present principal occupation or employment of each executive officer of Invus Advisors, L.L.C., Invus Public Equities Advisors, L.L.C and Ulys, L.L.C. and the name of any organization in which such employment is conducted are set forth below. The business address for each of the persons listed below and the address of the principal executive offices of each of The Invus Group, L.L.C., Invus Advisors, L.L.C., Invus Public Equities Advisors, L.L.C. and Ulys, L.L.C. is 750 Lexington Avenue, 30th Floor, New York, NY 10022. The Invus Group, L.L.C. is a private equity and investment management firm. See Item 2 of this Statement for a description of the principal business of each of Invus Advisors, L.L.C., Invus Public Equities Advisors, L.L.C. and Ulys, L.L.C.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Invus Advisors, L.L.C.

Raymond Debbane President and Chief Executive Officer (citizen of Panama)	See Item 2

Christopher Sobecki Managing Director (citizen of the United States)	Managing Director The Invus Group, L.L.C.

Philippe Amouyal Managing Director (citizen of the United States)	Managing Director The Invus Group, L.L.C.

Jonas Fajgenbaum Managing Director (citizen of the United States)	Managing Director The Invus Group, L.L.C.

Aflalo Guimarães Managing Director (citizen of the United States)	Managing Director The Invus Group, L.L.C.

Evren Bilimer Managing Director (citizen of the United States)	Managing Director The Invus Group, L.L.C.

Benjamin Felt Managing Director (citizen of the United States)	Managing Director The Invus Group, L.L.C.

Philip Bafundo Chief Financial Officer (citizen of the United States)	Chief Financial Officer The Invus Group, L.L.C.

Invus Public Equities Advisors, L.L.C.

Raymond Debbane President and Chief Executive Officer (citizen of Panama)	See Item 2

Khalil Barrage Vice President (citizen of the United States)	Managing Director The Invus Group, L.L.C.

Christopher Sobecki Vice President (citizen of the United States)	Managing Director The Invus Group, L.L.C.

Philip Bafundo Chief Financial Officer (citizen of the United States)	Chief Financial Officer The Invus Group, L.L.C.

Ulys, L.L.C.

Raymond Debbane President, Treasurer and Secretary (citizen of Panama)	See Item 2